Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-200186

TIPTREE FINANCIAL INC.
PROSPECTUS
21,222,007 shares
Class A Common Stock
par value $0.001 per share

This prospectus relates to the disposition from time to time by the selling stockholders of up to 21,222,007 shares, which we refer to as the “Shares”, of our Class A common stock held by them.
We will not receive any of the proceeds from the sale of the Shares.
The selling stockholders may sell the Shares from time to time through any of the means described in the section of this prospectus entitled “Plan of Distribution.” We cannot assure you that the selling stockholders will sell all or any portion of the Shares offered under this prospectus. The prices at which the selling stockholders may sell the Shares will be determined by the prevailing market price for the shares or in negotiated transactions.
Our Class A common stock is traded on the Nasdaq Capital Market under the symbol “TIPT.” On November 25, 2014, the last reported sale price of our Class A common stock was $7.55 per share.
Investing in our Class A common stock involves risks. We urge you to carefully read the section entitled “Risk Factors” beginning on page 2 of this prospectus as well as the risk factors and other information in any documents we incorporate by reference into this prospectus to read about important factors you should consider before deciding whether to invest in our Class A common stock.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is November 26, 2014

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the SEC, using the SEC’s “shelf” registration rules. Pursuant to this prospectus, the selling stockholders named on pages 17-21 may, from time to time, sell up to a total of 21,222,007 shares of our Class A common stock described in this prospectus in one or more offerings.
When the selling stockholders sell Class A common stock under this prospectus, we will, if necessary and required by law, provide a prospectus supplement that will contain specific information about the terms of that offering. Any prospectus supplement may also add to, update, modify or replace information contained in this prospectus.
As permitted under the rules of the SEC, this prospectus incorporates important business information about us that is contained in documents that we file with the SEC, but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov, as well as other sources. See “Where You Can Find Additional Information” in this prospectus.
You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with additional or different information from that contained in or incorporated by reference into this prospectus. You should assume that the information contained in or incorporated by reference into this prospectus is accurate only as of any date on the front cover of this prospectus or the date of the document incorporated by reference, as applicable, regardless of the time of delivery of this prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates. Neither we nor the selling stockholders are making an offer of these securities in any jurisdiction where the offer is not permitted.

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PROSPECTUS SUMMARY
This summary highlights information contained in or incorporated by reference into this prospectus. This summary may not contain all of the information that you should consider before deciding whether or not you should invest in our Class A common stock. You should carefully read this prospectus, including the documents incorporated by reference, which are described under the heading “Where You Can Find Additional Information” in this prospectus. References in this prospectus to “Tiptree,” the “Company,” “we,” “us” and “our” refer to Tiptree Financial Inc. and its consolidated subsidiaries. “Care Inc.” refers to Care Investment Trust Inc. before the Contribution Transactions (as defined herein).

Our Business

Tiptree is a diversified holding company engaged through its consolidated subsidiaries in a number of businesses and is an active acquirer of new businesses. Tiptree, whose operations date back to 2007, currently has subsidiaries that operate in four industry segments: insurance and insurance services, specialty finance, asset management and real estate.

We operate our business through Tiptree Operating Company, LLC, which we refer to as Operating Company, which directly or indirectly owns all of our assets. As of the date of this prospectus, Operating Company is owned approximately 25% by Tiptree and approximately 75% by TFP. As of the date of this prospectus, Tiptree owns approximately 68% of TFP with the remainder owned by the existing limited partners of TFP. As a result, Tiptree’s combined ownership of Operating Company is approximately 77% as of the date of this prospectus. The percentage of TFP (and therefore Operating Company) owned by Tiptree may increase in the future to the extent TFP limited partners elect to exchange their limited partnership units of TFP for Class A common stock of Tiptree.

Our principal place of business is located at 780 Third Avenue, 21st Floor, New York, New York 10017 and our telephone number is (212) 446-1400. Our Internet website is at www.tiptreefinancial.com. The contents of our website are not incorporated by reference into this prospectus.

The Offering

Securities Offered by the Selling Stockholders	Up to 21,222,007 shares of Class A common stock.
Common Stock Outstanding
31,829,633 shares of Class A common stock and 9,770,367 shares of Class B common stock. Holders of Class A common stock and Class B common stock vote together as a single class, subject to certain exceptions, but holders of Class B common stock have no economic rights in the Company, including no right to receive dividends or other distributions, upon our liquidation or dissolution or otherwise. See "Description of Capital Stock - Common Stock" for a discussion of the circumstances under which TFP limited partners may redeem or exchange their partnership units for shares of Class A common stock. None of such additional shares of Class A common stock are covered by this prospectus.

Use of Proceeds	We will not receive any of the proceeds from the sale of Shares. The proceeds from the sale of the Shares will be received by the selling stockholders.
NASDAQ Capital Market Trading Symbol	Our Class A common stock trades on the Nasdaq Capital Market under the trading symbol “TIPT”.

RISK FACTORS
An investment in our securities involves a high degree of risk. You should carefully consider the risks described below, together with the other information included or incorporated by reference in this prospectus before making a decision to invest in our Class A common stock. If any of these risks actually occur, our business, results of operations and financial condition could suffer. In that case, the market price of our Class A common stock could decline, and you may lose all or part of your investment.
Risks Relating to Our Business
We are a holding company with multiple lines of business, which may adversely impact the market price of our Class A common stock and our ability to raise equity and debt capital.
Operating Company holds and manages multiple lines of business. Analysts, investors and lenders may have difficulty analyzing and valuing a company with multiple lines of business, which could adversely impact the market price of our Class A common stock and our ability to raise equity and debt capital. Moreover, our management is required to make decisions regarding the allocation of capital among the different lines of business, and such decisions could materially and adversely affect our business.
Because we are a holding company, our ability to make distributions to stockholders will depend on distributions from our subsidiaries that may be subject to restrictions.
Because we are a holding company, our ability to make distributions to stockholders will depend on distributions from our subsidiaries. The amount of dividends that our subsidiaries may distribute to us may be subject to restrictions imposed by state law, restrictions that may be imposed by state regulators and restrictions imposed by the terms of any current or future indebtedness that these subsidiaries may incur. For example, Philadelphia Financial Group, Inc., an insurance holding company in which we currently own a controlling interest, which we refer to as “PFG”, is required to maintain minimum capital and surplus requirements and is subject to laws and regulations that limit the amount of dividends that PFG can pay to us. PFG may also limit the amount of dividends paid to us to maintain a risk-based capital ratio to maintain or improve its ratings by rating agencies. On October 29, 2014, we announced that we have entered into a definitive agreement to sell PFG and that sale is expected to close during the third quarter of 2015. However, we cannot assure you of the timing of the sale or whether it will occur. Accordingly, the PFG business is discussed in these Risk Factors. On August 11, 2014, we entered into a merger agreement to acquire Fortegra Financial Corporation, another insurance company, which we refer to as “Fortegra.” Fortegra also will be required to satisfy minimum capital and surplus requirements and will be subject to laws and regulations that limit the cumulative dividends that it can pay to us.
We may be limited in the future in utilizing net operating losses incurred during prior periods to offset taxable income.
Care Inc. and PFG previously incurred net operating losses. In the event that we experience an “ownership change” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code”, including as a result of the contribution transactions that occurred on July 1, 2013, which we refer to as the “Contribution Transactions”, our ability to use those net operating losses to offset taxable income would be subject to an annual limitation. The annual limitation would be equal to a percentage of our equity value at the time the ownership change occurred. In general, such an “ownership change” would occur if the percentage of our stock owned by one or more 5% stockholders were to increase by 50 percentage points during any three-year period. A 5% stockholder is a person (including certain groups of persons acting in concert) that owns at least 5% of our stock. All stockholders that own less than 5% of our stock are treated as a single 5% stockholder. In addition, the Treasury Regulations under Section 382 of the Code contain additional rules the effect of which is to make it more likely that an ownership change could be deemed to occur. Accordingly, our ability to use prior net operating losses to offset future taxable income would be subject to a limitation if we experience an ownership change.
Compliance with existing and new regulations affecting our business in regulated industries may increase costs and limit our ability to pursue business opportunities.

We are subject to extensive laws and regulations administered and enforced by a number of different federal and state governmental authorities. For example, our insurance subsidiaries are subject to regulation by state and, in some cases, foreign insurance authorities with respect to statutory capital, reserve and other requirements. Tiptree Asset Management Company, LLC, our indirect subsidiary, which we refer to as “TAMCO,” is an asset management holding company registered with the SEC as an investment advisor and the properties held by our subsidiary Care Investment Trust LLC, are regulated by state and federal laws regarding healthcare facilities. Luxury is subject to extensive regulation by federal, state and local governmental authorities, including the Consumer Financial Protection Bureau, the Federal Trade Commission and various state agencies that license, audit and conduct examinations. Regulation of the industries in which we operate is expected to increase. In the past several years, there has been significant legislation affecting financial services, insurance and health care, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Patient Protection and Affordable Care Act, and many of the regulations associated with these laws have yet to be written. Accordingly, we cannot predict the impact that any new laws and regulations will have on us. The costs to comply with these laws and regulations may be substantial and could have a significant negative impact on us and limit our ability to pursue business opportunities.
A portion of our assets are illiquid or have limited liquidity, which may limit our ability to sell those assets at favorable prices or at all and creates uncertainty in connection with valuing such assets.
Our assets include real estate, non-controlling interests in credit assets and related equity interests which may be illiquid or have limited liquidity. It may be difficult for us to dispose of assets with limited liquidity rapidly, or at favorable prices, if at all. In addition, assets with limited liquidity may be more difficult to value and may be sold at a substantial discount or experience more volatility than more liquid assets. We may not be able to dispose of assets at the carrying value reflected in our financial statements. Our results of operations and cash flows may be materially and adversely affected if our determinations regarding the fair value of our illiquid assets are materially higher than the values ultimately realized upon their disposal.
Certain of our assets are subject to credit risk, market risk, interest rate risk, credit spread risk, selection risk, call and redemption risk and/or tax risk, and any one of these risks may materially and adversely affect the value of our assets, our results of operations and our financial condition.
Some of our specialty finance assets are subject to credit risk, market risk, interest rate risk, credit spread risk, selection risk, call and redemption risk and/or tax risk.
Credit risk is the risk that the obligor will be unable to pay scheduled principal and/or interest payments. In this regard, investing in non-investment grade obligations is riskier than investing in higher quality instruments. In addition, market value fluctuations may be larger and more frequent. Changes in the underlying obligor’s financial results may affect the credit rating or the market’s perception of its creditworthiness which may affect the market value of the credit assets of that obligor. The degree of credit risk depends on the terms of the obligation as well as on the financial condition of the obligor in respect thereof.
Market risk is the risk that one or more markets to which the assets relate will decline in value, including the possibility that such markets will deteriorate sharply and unpredictably, which will likely impair the market value of the related obligations.
With respect to fixed-rate obligations, interest rate risk is the risk that the market value of these obligations will change in response to changes in the interest rate environment or other developments that may affect the fixed income market generally. When market interest rates go up, the market value of existing fixed rate obligations goes down and obligations with longer maturities are typically affected more by changes in interest rates than obligations with shorter maturities. Because market interest rates continue to be near their lowest levels in many years, there is a greater risk that prevailing interest rates increase in the future and, as a result, that these obligations may decline in market value. With respect to floating-rate obligations, interest rate risk is the risk that defaults on these obligations will increase during periods of rising interest rates and, during periods of declining interest rates, that obligors may exercise their option to prepay principal earlier than scheduled.

Credit spread risk is the risk that the market value of fixed income obligations will change in response to changes in perceived or actual credit risk beyond changes that would be attributable to changes, if any, in interest rates.
Call and redemption risk is the risk that debt instruments will be called or redeemed prior to maturity at a time when yields on other debt instruments in which the call or redemption proceeds could be invested are lower than the yield on the called or redeemed instrument. Any one of these risks may materially and adversely affect the value of our assets, results of operations and financial condition.
We leverage our assets and a decline in the fair value of such assets may adversely affect our financial condition and results of operations.
We leverage our assets, including through borrowings, generally through warehouse facilities, secured loans, derivative instruments such as total return swaps, securitizations (including the issuance of CLOs) and other borrowings. A rapid decline in the fair value of our leveraged assets, such as the declines experienced in the fourth quarter of 2007 and the first quarter of 2008, may adversely affect us. Lenders may require us to post additional collateral to support the borrowing. If we cannot post the additional collateral, we may have to rapidly liquidate assets, which we may be unable to do on favorable terms or at all. Even after liquidating assets, we may still be unable to post the required collateral, further harming our liquidity and subjecting us to liability to lenders for the declines in the fair values of the collateral. A reduction in credit availability may adversely affect our business, financial condition and results of operations.
A reduction in administrative fees paid to PFAS prior to its sale could adversely affect our financial condition and results of operations.
Philadelphia Financial Administration Services Company, LLC, which we refer to as “PFAS”, generates revenue from administrative fees collected from a portfolio of company-owned life insurance policies and bank-owned life insurance policies issued and underwritten by affiliates of The Hartford Financial Services Group, Inc., which we refer to as “Hartford” pursuant to a services agreement. PFAS is being sold as part of our sale of PFG. A reduction in administrative fees paid to PFAS prior to the closing of its sale, due to the lapse or surrender of policies administered or termination of PFAS’s servicing agreement with a subsidiary of Hartford, could adversely affect our financial condition and results of operations.
The amount of required statutory capital of our insurance subsidiaries can increase because of factors outside of our control.
Our insurance subsidiaries are subject to statutory capital and reserve requirements established by the applicable insurance regulators based on risk-based capital formulas. In any particular year, these requirements may increase or decrease depending on a variety of factors, most of which are outside our control, such as the amount of statutory income or losses generated, changes in equity market levels, the value of fixed-income and equity securities in the subsidiary’s investment portfolio, changes in interest rates and foreign currency exchange rates, as well as changes to the risk-based capital formulas used by insurance regulators. Increases in the amount of additional statutory reserves that our insurance subsidiaries are required to hold can adversely affect our financial condition and results of operations.
A downgrade in our insurance subsidiaries’ claims paying ability or financial strength ratings could increase policy surrenders and withdrawals, adversely affecting relationships with distributors and reducing new policy sales.
Claims paying ability ratings, sometimes referred to as financial strength ratings, indicate a rating agency’s view of an insurance company’s ability to meet its obligations to its policy holders. These ratings are therefore key factors underlying the competitive position of insurers. Some distributors of insurance products may choose not to do business with insurance companies that are rated below certain financial strength ratings. PFG currently has a rating of “A-” from A.M. Best Company, Inc. and Fortegra currently has a rating of “A-” from A.M. Best Company, Inc. A ratings downgrade or the potential for such a downgrade in a rating could, to the extent applicable to a particular type of policy, materially increase the number of policy surrenders or withdrawals by policyholders of cash values from their policies, adversely affect relationships with distributors of insurance products, reduce new policy sales and adversely affect our ability to compete in the insurance industry.

A change in law, regulation or regulatory enforcement applicable to insurance products could adversely affect our financial condition and results of operations.
PFG generates revenue from the sale and administration of variable annuity and variable life insurance products. These products enjoy favorable U.S. federal income tax benefits that are conferred by statute or regulation. Should such benefits be curtailed or eliminated by changes in statute or regulation, PFG’s continuing issuance of variable annuity and variable life insurance products could be adversely affected. Any retroactive application of changes could result in surrenders by holders of PFG’s existing variable annuity and variable life insurance products and reduce PFG’s revenues which, prior to its sale, could adversely affect our financial condition and results of operations.
With regard to Fortegra’s payment protection products, there are federal and state laws and regulations that govern the disclosures related to lenders’ sales of those products. Fortegra’s ability to offer and administer those products on behalf of financial institutions is dependent upon their continued ability to sell those products. To the extent that federal or state laws or regulations change to restrict or prohibit the sale of these products, Fortegra’s revenues would be adversely affected. The Dodd-Frank Act created a new Consumer Financial Protection Bureau (“CFPB”) designed to add new regulatory oversight for the sales practices of these products. The CFPB’s enforcement actions have resulted in large refunds and civil penalties against financial institutions in connection with their marketing of payment protection and other products. Due to such regulatory actions, some lenders may reduce their sales and marketing of payment protection and other ancillary products, which may adversely affect Fortegra’s revenues. The full impact of the CFPB’s oversight is unpredictable and continues to evolve.With respect to the property and casualty insurance policies Fortegra underwrites, federal legislative proposals regarding National Catastrophe Insurance, if adopted, could reduce the business need for some of the related products that Fortegra provides. Additionally, as the U.S. Congress continues to respond to the housing foreclosure crisis, it could enact legislation placing additional barriers on creditor-placed insurance.
Our insurance subsidiaries may incur losses if its reinsurers are unwilling or unable to meet their obligations under reinsurance contracts.
Our insurance subsidiaries use reinsurance to reduce the severity and incidence of claims costs, and to provide relief with regard to certain reserves. As of September 10, 2014, substantially all of the mortality risk on the insurance policies issued by PFG was reinsured by third parties. Fortegra also reinsures a substantial portion of the risks underwritten through third party reinsurance companies. Under these reinsurance arrangements, other insurers assume a portion of the insurers’ losses and related expenses; however, the insurer remains liable as the direct insurer on all risks reinsured. Consequently, reinsurance arrangements do not eliminate our obligation to pay claims and we assume credit risk with respect to our ability to recover amounts due from reinsurers. The inability or unwillingness of any reinsurer to meet its financial obligations could negatively affect our financial condition and results of operations.
A reduction in fees paid to TAMCO could adversely affect our profitability.
TAMCO generates management, servicing and advisory fees based on the amount of assets managed, and in certain cases, on the returns generated by the assets managed. A reduction in fees paid to TAMCO, due to termination of management agreements, reduction in assets managed or lower than expected returns, could adversely affect our results of operations.
The nature of the assets owned by Muni Funding Company of America, LLC, our indirect subsidiary, which we refer to as “MFCA”, presents risks related to the special nature of such assets.
MFCA’s assets include certain tax-exempt lease obligations, which may be subject to annual appropriation by the municipality. Failure to appropriate would result in MFCA having to exercise remedies, including repossession of equipment or foreclosure on property, which could result in losses by MFCA, which may materially and adversely affect our results of operations and financial condition.

Prepayment rates on MFCA’s assets could negatively affect the value of MFCA’s assets.

The value of MFCA’s assets and derivative arrangements related to its assets, if any, may be adversely affected by prepayment rates of the underlying assets. Prepayment rates are influenced by changes in interest rates and a variety of economic, political, geographic and other factors beyond our control. Consequently, our results of operations may be adversely affected if the underlying obligors prepay the assets at higher-than-projected or estimated rates.

Liability relating to environmental matters may decrease the value of our real estate assets.

Under various federal, state and local laws, an owner or operator of real property may become liable for the costs of cleanup of certain hazardous substances released on or under its property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. The presence of hazardous substances may adversely affect an owner’s ability to sell real estate or borrow using real estate as collateral. To the extent that any of our owned real estate encounters environmental issues, it may adversely affect the value of that real estate. Further, in regard to any mortgage investment, if the owner of the underlying property becomes liable for cleanup costs, the ability of the owner to make debt payments may be reduced, which in turn may adversely affect the value of the relevant mortgage asset held by us. In addition, in certain instances, we may be liable for the cost of any required remediation or clean up.

Violation of fraud and abuse laws applicable to our real estate tenants, lessees and operators may jeopardize a tenant’s, lessee’s or operator’s ability to make payments to us.

The federal government and numerous state governments have passed laws and regulations that attempt to eliminate healthcare fraud and abuse by prohibiting business arrangements that induce patient referrals or inappropriately influence the ordering of specific ancillary services. In addition, numerous federal laws have continued to strengthen the federal fraud and abuse laws to provide for broader interpretations of prohibited conduct and stiffer penalties for violations. Violations of these laws may result in the imposition of criminal and civil penalties, including possible exclusion from federal and state healthcare programs. Imposition of any of these penalties upon any of our tenants, lessees or operators could jeopardize their ability to operate a facility or to make payments to us, thereby potentially adversely affecting us, or our financial condition and results of operations.

In the past several years, federal and state governments have significantly increased investigation and enforcement activity to detect and eliminate fraud and abuse in the Medicare and Medicaid programs. In addition, legislation and regulations have been adopted at state and federal levels, which severely restricts the ability of physicians to refer patients to entities in which they have a financial interest. It is anticipated that the trend toward increased investigation and enforcement activity in the area of fraud and abuse, as well as self-referrals, will continue in future years and could adversely affect our prospective tenants, lessees or operators and their operations, and in turn their ability to make payments to us.

Our real estate operating entities expose us to various operational risks, liabilities and claims that could adversely affect our ability to generate revenues or increase our costs and could adversely affect our financial condition and results of operations.
Our ownership of real estate operating entities exposes us to various operational risks, liabilities and claims that could increase our costs or adversely affect our ability to generate revenues, thereby reducing our profitability. These operational risks include fluctuations in occupancy levels, the inability to achieve economic resident fees (including anticipated increases in those fees), rent control regulations, increases in the cost of food, materials, energy, labor (as a result of unionization or otherwise) or other services, national and regional economic conditions, the imposition of new or increased taxes, capital expenditure requirements, professional and general liability claims, and the availability and cost of professional and general liability insurance. Any one or a combination of these factors could result in operating deficiencies in our operating assets, which could adversely affect our financial condition and results of operations.

Our use of joint ventures for real estate investments may limit our flexibility with respect to such jointly owned investments and could, thereby, have a material adverse effect on our business, results of operations and financial condition and our ability to sell these joint venture interests.

We have invested in joint ventures for real estate investments with other persons or entities when circumstances warrant the use of these structures and may invest in additional joint ventures. Our participation in joint ventures is subject to the risks that:

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we could experience an impasse on certain decisions because we do not have sole decision-making authority, which could require us to expend additional resources on resolving such impasses or potential disputes;

•	our joint venture partners could have investment goals that are not consistent with our investment objectives, including the timing, terms and strategies for any investments;

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our joint venture partners might become bankrupt, fail to fund their share of required capital contributions or fail to fulfill their obligations as joint venture partners, which may require us to infuse our own capital into such venture(s) on behalf of the joint venture partner(s) despite other competing uses for such capital;

•	our joint venture partners may have competing interests in our markets that could create conflict of interest issues;

•	any sale or other disposition of our interest in a joint venture may require lender consents which we may not be able to obtain;

•	such transactions may also trigger other contractual rights held by a joint venture partner, lender or other third party depending on how the transaction is structured; and

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there may be disagreements as to whether consents and/or approvals are required in connection with the consummation of a particular transaction with a joint venture partner, lender and/or other third party, or whether such transaction triggers other contractual rights held by a joint venture partner, lender and/or other third party, and in either case, those disagreements may result in litigation.

Acquisitions may have an adverse effect on us, including due to the failure to successfully integrate the acquisitions.
We regularly evaluate opportunities for strategic growth through acquisitions and have signed a definitive agreement to acquire Fortegra. Acquired companies and operations may result in unforeseen operating difficulties and may require greater than expected financial and other resources. In addition, potential issues associated with acquisitions could include, among other things: (i) our ability to realize the full extent of the benefits, synergies or cost savings that we expect to realize as a result of the completion of an acquisition within the anticipated time frame, or at all; (ii) receipt of necessary consents, clearances and approvals in connection with the acquisition; (iii) diversion of management’s attention from other strategies and objectives; (iv) motivating, recruiting and retaining executives and key employees; and (v) conforming and integrating financial reporting, standards, controls, procedures and policies, business cultures and compensation structures. If an acquisition is not successfully completed or integrated into our existing operations, our business, results of operations and financial condition could be materially adversely effected.

We incur costs as a result of operating as a public company, and our management is required to devote substantial time to these compliance activities.

As a public company, we incur legal, accounting and other costs that we did not incur prior to the Contribution Transactions. In addition, the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act,” the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules of the SEC, and Nasdaq, impose various requirements on public companies. Our management and other personnel devote a substantial amount of time to these compliance activities. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.

Furthermore, if we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, the market price of our common stock could decline and we could be subject to potential delisting by Nasdaq and review by such exchange, the SEC, or other regulatory authorities, which would require the expenditure by us of additional financial and management resources. As a result, our stockholders could lose confidence in our financial reporting, which would harm our business and the market price of our common stock.
Some of our officers and directors currently or may in the future act as members, managers, officers, directors or employees of entities with conflicting business strategies.
Some of our officers and directors currently or may in the future act as members, managers, officers, directors or employees of entities with business strategies that may conflict with our business strategies. Michael Barnes, our Executive Chairman, is a founding partner and Co-Chief Investment Officer of Tricadia Holdings, L.P., an asset management holding company which we refer to as “Tricadia”, and Executive Chairman and a member of the board of directors of TFP. Tricadia’s subsidiaries include, and Mr. Barnes is co-chief investment officer of, companies that manage hedge funds and structured vehicles with business strategies that may compete with ours. Furthermore, Geoffrey Kauffman, our President, Chief Executive Officer and Vice Chairman, is the Chief Executive Officer of TFP and is a limited partner of Tricadia. Julia Wyatt, our Chief Financial Officer is the Chief Financial Officer of Tricadia and TFP and is also a limited partner of Tricadia. Such positions may give rise to actual or potential conflicts of interest, which may not be resolved in a manner that is in the best interests of the Company or the best interests of its stockholders.

Our duties as managing member of Operating Company may come into conflict with the duties that our directors and officers have to the Company and its stockholders.
We and TFP are currently the sole members of Operating Company, and we are the managing member of Operating Company. Our directors and officers have duties to us and our stockholders under applicable Maryland law in connection with our management. At the same time, we, as managing member of Operating Company, have fiduciary duties and obligations to Operating Company and its members (including TFP) under Delaware law and the Amended and Restated Limited Liability Company Agreement of Operating Company. Our duties as managing member of Operating Company may come into conflict with the duties that our directors and officers have to us and our stockholders. These conflicts may be resolved in a manner that is not in the best interests of the Company or the best interests of its stockholders.
We operate in highly competitive markets for business opportunities and personnel, which could impede our growth and negatively impact our results of operations.
We operate in highly competitive markets for business opportunities in each of our operating segments. Many of our competitors have financial, personnel and other resources that are greater than ours and may be better able to react to market conditions. These factors may place us at a competitive disadvantage in successfully competing for future business opportunities and personnel, which could impede our growth and negatively impact our business, financial condition and results of operations.
Maintenance of our 1940 Act exemption will impose limits on our operations.
We intend to continue to conduct our operations so that we are not required to register as an investment company under the 1940 Act. Therefore, we must limit the types and nature of businesses in which we may engage and assets that we may acquire.

Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Assets that would generally be excluded from the term “investment securities,” include securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on certain exceptions from the definition of investment company set forth in the 1940 Act. Assets that generally would constitute “investment securities” include loans, debt securities, preference shares and subordinated notes issued by CLOs.

We monitor our compliance with the 1940 Act on an ongoing basis and may be compelled to take or refrain from taking actions, to acquire additional income or loss generating assets or to forego opportunities that might otherwise be beneficial or advisable, including, but not limited to selling assets that are considered to be investment securities or forgoing the sale of assets that are not investment securities, in order to ensure that we (or a subsidiary) may continue to rely on the applicable exceptions or exemptions. These limitations on our freedom of action could have a material adverse effect on our financial condition and results of operations.

If we fail to maintain an exemption, exception or other exclusion from registration as an investment company, we could, among other things, be required to substantially change the manner in which we conduct our operations either to avoid being required to register as an investment company or to register as an investment company. If we were required to register as an investment company under the 1940 Act, we would become subject to substantial regulation with respect to, among other things, our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the 1940 Act), portfolio composition, including restrictions with respect to diversification and industry concentration, and our financial condition and results of operations may be adversely affected. If we did not register despite being required to do so, criminal and civil actions could be brought against us, our contracts would be unenforceable unless a court was to require enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

Termination of our Transition Services Agreement or the Administrative Services Agreement could materially increase our costs, which could adversely affect our financial condition and results of operations.

Pursuant to a Transition Services Agreement, we pay fees to Tricadia for the services of Michael G. Barnes, our Executive Chairman, Julia Wyatt, our Chief Financial Officer, and for certain back office, administrative, information technology, insurance, legal and accounting services. A portion of the services that Tricadia provides to us are in turn provided to Tricadia by Mariner pursuant to a services agreement that may be terminated by Tricadia or Mariner without our consent. In addition, pursuant to an Administrative Services Agreement, a subsidiary of Mariner provides certain back office services to us directly for a fee. If the Transition Services Agreement is terminated, Tricadia’s services agreement with Mariner is terminated or the Administrative Services Agreement is terminated, we would be required to make alternative arrangements for the performance of these services. We may not be able to obtain these services promptly or at reasonable rates or at all, and our costs of obtaining such services could materially increase, which could adversely affect our results of operations.
Risks Related to Our Class A Common Stock
Our stock market price and trading volume is volatile.
The market for our Class A common stock is volatile. In the nine months ended September 30, 2014, the lowest sale price of our Class A common stock was $6.48 and the highest price was $13.98. Our stock is subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding our business, and changes in estimates and evaluations by securities analysts or other events or factors.
Over the years, the securities markets in the United States have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies like us, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values or prospects of such companies. For these reasons, our shares of Class A common stock are subject to significant volatility resulting from purely market forces over which we will have no control. Further, to date, the market for our Class A common stock has been very limited. As a result, our stockholders may be unable to sell significant quantities of Class A common stock in the public trading markets without a significant reduction in the price of our Class A common stock.

Shares of Class A common stock eligible for public sale, including pursuant to this registration statement, could adversely affect our stock price.
The market price for our Class A common stock could decline as a result of sales by stockholders of a large number of shares of our Class A common stock in the market or the perception that such sales may occur. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Of the 31,829,633 shares of Class A common stock currently outstanding and 9,770,367 shares of Class A common stock issuable upon exchange of TFP limited partnership units:

•	10,631,123 shares of Class A common stock generally are currently freely tradable in the public market;

•
21,222,007 shares of Class A common stock held by selling stockholders that are included in this prospectus will be freely tradable in the public market, upon the effectiveness of the registration statement of which this prospectus forms a part;

•
9,770,367 shares of Class A common stock will be issuable upon future redemptions or exchanges of limited partnership units of TFP (including upon exercise of warrants and options), which shares are not expected to be freely tradable in the public market at the time of issuance; and

•	47,149 restricted shares of Class A common stock are outstanding which are subject to vesting, which shares we anticipate will be freely tradable once vested.
In addition 652,500 shares of Class A common stock may be issued pursuant to warrants held by TFP, and may be registered for resale pursuant to the terms of a Registration Rights Agreement.
The resale by the selling stockholders of the Shares covered by this registration statement and the trading of additional Class A common stock in the public market could have an adverse effect on the price of our Class A common stock and could impair our future ability to obtain capital through an offering of equity securities.

Some provisions of our charter may delay, deter or prevent takeovers and business combinations that stockholders consider in their best interests.
Our charter restricts any person that owns 9.8% or more of our capital stock, other than TFP and its affiliates or another stockholder approved by applicable state insurance regulators, from voting in excess of 9.8% of our voting securities. This provision is intended to satisfy the requirements of applicable state regulators in connection with insurance laws and regulations that prohibit any person from acquiring control of a regulated insurance company without the prior approval of the insurance regulators. In addition, our charter provides for the classification of our board of directors into three classes, one of which is to be elected each year beginning with our 2013 annual meeting. Our charter also generally only permits stockholders to act without a meeting by unanimous consent. These provisions may delay, deter or prevent takeovers and business combinations that stockholders consider in their best interests.
See “Description of Capital Stock” for a discussion of additional provisions that could delay, deter or prevent a takeover of, or combination involving, our company.
Maryland takeover statutes may prevent a change of our control, which could depress our stock price.
Maryland law provides that “control shares” of a corporation acquired in a “control share acquisition” will have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter under the Maryland Control Share Acquisition Act. “Control shares” means voting shares of stock that, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: one-tenth or more but less than one-third; one-third or more but less than a majority; or a majority or more of all voting power. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which such stockholder became an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities.
Our bylaws contain a provision exempting from the control share statute any and all acquisitions by any person of our shares of stock. Our board of directors has also adopted a resolution which provides that any business combination between us and any other person is exempted from the provisions of the business combination statute, provided that the business combination is first approved by the board of directors. However, our board of directors may amend or eliminate this provision in our bylaws regarding the control share statute or amend or repeal this resolution regarding the business combination statute. If our board takes such action in the future, the control share and business combination statutes may prevent or discourage others from trying to acquire control of us and increase the difficulty of consummating any offer, including potential acquisitions that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Information both included and incorporated by reference in this prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act. Forward-looking statements provide our current expectations or forecasts of future events and are not statements of historical fact. These forward-looking statements include information about possible or assumed future events, including, among other things, acquisitions and dispositions, discussion and analysis of our future financial condition, results of operations, our strategic plans and objectives, statutory required reserves of our insurance subsidiaries, reduction in management fees paid to our specialty finance subsidiaries, cost management, occupancy and leasing rates and trends, liquidity and ability to refinance our subsidiaries’ indebtedness as it matures, anticipated capital expenditures (and access to capital) and other matters. When we use words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “might,” “plan,” “estimate,” “project,” “should,” “will,” or similar expressions, we intend to identify forward-looking statements.
The forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecast in the forward-looking statements. You should not place undue reliance on these forward-looking statements. The cautionary statements contained or incorporated by reference into this prospectus should be considered in connection with any subsequent written or oral forward-looking statements that we may issue. A description of risks that could cause our results to vary appears under the caption “Risk Factors” in this prospectus. Except for our ongoing obligations to disclose certain information as required by the federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any of the cash proceeds from the sale of shares of Class A common stock by any selling stockholder. All of the proceeds from the sales of the Shares will be received by the selling stockholders.
DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock is only a summary. While we believe that the following description covers the material terms of our capital stock, the description may not contain all of the information that is important to you and is qualified in its entirety by the provisions of our articles of amendment and restatement, which we refer to as our “charter”, and bylaws, copies of which are filed with the SEC and incorporated by reference in this prospectus. See “Where You Can Find Additional Information.”
General
Our charter provides that we may issue up to 200,000,000 shares of Class A common stock, 50,000,000 shares of Class B common stock and 100,000,000 shares of preferred stock, each having a par value of $0.001 per share. As of the date of this prospectus, 31,829,633 shares of our Class A common stock were issued and outstanding, 9,770,367 shares of our Class B common stock were issued and outstanding and no shares of preferred stock were issued and outstanding. Our board of directors, with the approval of a majority of the entire board and without any action on the part of our stockholders, may amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue, subject to certain restrictions. Under Maryland law, our stockholders are not personally liable for our debts and obligations solely as a result of their status as stockholders.
Common Stock
All shares of our Class A common stock have equal rights as to earnings, assets, dividends and voting and, when they are issued, will be duly authorized, validly issued, fully paid and non-assessable. All shares of our Class B common stock have equal voting rights but no economic rights (including no right to receive dividends or other distributions upon our liquidation, dissolution or otherwise), and, when they are issued, will be duly authorized, validly issued, fully paid and non-assessable. Distributions may be paid to the holders of our Class A common stock if, as and when authorized by our board of directors and declared by us out of assets legally available therefor. Shares of our Class A common stock generally have no preemptive, appraisal, preferential exchange, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws, by contract or by the restrictions in our charter described below. In the event of our liquidation, dissolution or winding up, each share of our Class A common stock would be entitled to share ratably in all of our assets that are legally available for distribution after payment of or adequate provision for all of our known debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time.
Subject to our charter restrictions on the voting of our stock and except with respect to any amendment to our charter (including any articles supplementary relating to any series of preferred stock) that relates solely to the terms of one or more outstanding classes or series (but not to all outstanding classes or series) of common stock (other than, in the case of shares of Class A common stock, the Class A common stock and, in the case of shares of Class B common stock, the Class B common stock) or preferred stock if the holders of such affected class or series are entitled, either separately or together with the holders of one or more other such classes or series, to vote thereon pursuant to our charter (including any articles supplementary relating to any series of preferred stock) or pursuant to the Maryland General Corporation Law, each share of our Class A common stock entitles the holder to one vote and each share of our Class B common stock entitles the holder to the number of votes equal to the product of (x) the total number of common units of Operating Company held of record by such holder multiplied by (y) the Redemption Rate (as defined in the Operating Agreement of the Operating Company and which is initially 1 for 1), in each case on all matters submitted to a vote of stockholders, including the election of directors. Notwithstanding the foregoing, our bylaws provide that shares of our capital stock directly or indirectly owned by us shall not be voted at any meeting and shall not be counted in determining the total number of outstanding shares entitled to be voted at any given time, unless they are held by us in a fiduciary capacity, in which case they may be voted and shall be counted in determining the total number of outstanding shares at any given time. Holders of our Class A common stock and Class B common stock will vote together as a single class, subject to certain exceptions. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of directors.
The Operating Agreement also provides that holders of membership interests of the Operating Company, other than the Company, will have the right to cause Operating Company to redeem their membership interests for a number of shares of Class A Common Stock at the Redemption Rate. However, the Company, at its sole option and discretion, has the right to deliver to the redeeming holder a cash amount (or a combination of cash and shares) based on the market value of the Class A Common Stock on the date of redemption. Upon redemption of each membership interest, one share of Class B Common Stock held by the redeeming holder will be transferred to the Company for cancellation for no consideration.
In addition, we are currently permitting holders of TFP limited partnership units to exchange their units directly for shares of Class A common stock. However, we may discontinue exchanges at any time or from time to time or instead pay a cash amount based on the average daily trading volume for the ten days prior to the redemption date (or a combination of cash and Class A common stock) in lieu thereof.
Power to Reclassify Shares of Our Stock
Our charter authorizes our board of directors to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. Prior to issuance of shares of each class or series, the board of directors is required by Maryland law and by our charter to set, subject to our charter restrictions on the transfer and ownership of our stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the board of directors could authorize the issuance of shares of common stock or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interests. No shares of our preferred stock are presently outstanding and we have no present plans to issue any preferred stock.
Power to Issue Additional Shares of Common Stock and Preferred Stock
We believe that the power of our board of directors to amend the charter from time to time without stockholder approval to increase or decrease the total number of authorized shares of our stock or the number of authorized shares of any class or series of our stock, to issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as additional shares of our existing Class A and Class B common stock, will be available for issuance without further action by our stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors has no intention at the present time of doing so, it could authorize us to issue a class or series that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our Class A common stock or otherwise be in their best interests.
Action by Written Consent
Our charter provides that stockholders may take action without a meeting by unanimous written or electronic consent (except that any action required or permitted to be taken by the holders of Class B common stock, voting separately as a class, or, to the extent expressly permitted by the articles supplementary relating to one or more series of preferred stock, by the holders of such series of preferred stock, voting separately as a series, may be taken without a meeting by such class or series, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding shares of the relevant class or series having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of such class or series entitled to vote thereon were present and voted).
Classified Board
Our charter provides that our board is classified, with respect to the terms for which directors severally hold office, into three classes. The directors elected at each annual meeting of the Company are elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until their successors are duly elected and qualify.
Ownership Restrictions
We are subject to applicable state insurance laws and regulations as a result of our ownership of regulated insurance companies. To satisfy the requirements of applicable state insurance regulators, our charter includes provisions restricting any person that, together with its affiliates, has beneficial ownership of 9.8% or more of our voting securities from voting in excess of 9.8% of our voting securities. Our charter specifically exempts from these restrictions any capital stock beneficially owned by TFP and its affiliates, or any other stockholder who acquires beneficial ownership of 9.8% or more of our capital stock that has been approved by the Pennsylvania Insurance Commissioner, the Superintendent of the New York Department of Financial Services and any other applicable state insurance commissioner.
Special Statutory Requirements for Certain Transactions
The summaries of the following statutes do not purport to be complete and are subject to, and qualified in their entirety by reference to, the applicable provisions of the Maryland General Corporation Law.
Maryland law provides that “control shares” of a corporation acquired in a “control share acquisition” will have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter under the Maryland Control Share Acquisition Act. Shares owned by the acquirer, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. “Control shares” means voting shares of stock that, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: one-tenth or more but less than one-third; one-third or more but less than a majority; or a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.
A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.
If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.
Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which such stockholder became an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities.
An interested stockholder is defined as:

•	any person who beneficially owns ten percent or more of the voting power of the corporation’s outstanding voting stock; or

•
an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.
After the five-year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•
two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.
The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder.
Our bylaws contain a provision exempting from the control share statute any and all acquisitions by any person of our shares of stock. Our board of directors has also adopted a resolution which provides that any business combination between us and any other person is exempted from the provisions of the business combination statute, provided that the business combination is first approved by the board of directors. However, our board of directors may amend or eliminate this provision in our bylaws regarding the control share statute or amend or repeal this resolution regarding the business combination statute. If our board takes such action in the future, the control share and business combination statutes may prevent or discourage others from trying to acquire control of us and increase the difficulty of consummating any offer, including potential acquisitions that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.
Exclusive Forum Bylaw
The Company’s Bylaws contain a forum selection provision for the adjudication of certain disputes. The Bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting a claim of breach of a duty owed by any director or officer or other employee of the Company to the Company or the stockholders of the Company, any action asserting a claim against the Company or any director, officer or employee of the Company arising pursuant to any provision of the Maryland General Corporation Law, the Company’s Charter or the Company’s Bylaws, or any action asserting a claim against the Company or any director or officer or employee of the Company that is governed by the internal affairs doctrine.
Transfer Agent and Registrar
The transfer agent and registrar for our shares of Class A common stock is Broadridge Financial Solutions, Inc.

SELLING STOCKHOLDERS
We are registering the 21,222,007 Shares covered by this prospectus in order to permit the selling stockholders to offer such shares for resale from time to time. The term “selling stockholder” includes pledgees, donees, transferees and other successors-in-interest who may acquire shares through a pledge, gift, partnership distribution or other non-sale-related transfer from the selling stockholders.
The table below lists the selling stockholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder) of the selling stockholders as of November 12, 2014. We have prepared this table based on information furnished to us by or on behalf of the selling stockholders. The percentage ownership data is calculated as set forth in the footnotes below. We also have issued and outstanding 9,770,367 shares of Class B common stock that generally vote together on all matters with the Class A common stock. All of the Class B common stock is owned by TFP. As of the effective date of the registration statement of which this prospectus is a part, the amount of Class B common stock that TFP and its affiliates can vote represents approximately 29% of the voting power of all of our outstanding common stock.
In accordance with SEC rules, each listed person’s beneficial ownership includes:

•	all shares the investor actually owns beneficially or of record;

•
all shares over which the investor has or shares voting or investment control (such as in the capacity as a general partner of an investment fund); and all shares the investor has the right to acquire within 60 days (such as upon exercise of options that are currently vested or which are scheduled to vest within 60 days).

Unless otherwise indicated in the footnotes below, the selling stockholders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years, other than beneficial ownership of the shares described in the table below.
None of the selling stockholders is a broker-dealer. The following selling stockholders have informed us that they are affiliates of a broker-dealer:

•	Blue Ridge Investments, LLC;

•	IFMI, LLC;

•	Bear Strategic Investments Corp.;

•	UBS Securities LLC; and

•	C.D. Bradshaw, Jr.
A subsidiary of Tiptree is a broker-dealer, so officers and directors of Tiptree may be deemed to be affiliates of a broker-dealer. None of the stockholders listed above or the officers or directors of Tiptree or any of their broker-dealer affiliates received the shares registered pursuant to this Registration Statement as underwriting compensation. In addition, each such selling stockholder has informed us that it acquired the shares in the ordinary course of its business and, at the time of the acquisition of the shares, such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the shares.
The table below assumes that all offered shares are sold. Although shares issuable upon exercise of warrants are included in the calculation of the number of shares of Class A Common Stock beneficially owned prior to and after the offering, no shares issuable upon exercise of warrants are being offered by this prospectus.

Name of Selling Stockholder	Number of Shares of Class A Common Stock Beneficially Owned Prior to Offering	Percentage (%) of Shares of Class A Common Stock Owned Prior to Offering (1)	Maximum Number of Shares of Class A Common Stock to be Sold Pursuant to This Prospectus	Number of Shares of Class A Common Stock Beneficially Owned After Offering	Percentage (%) of shares of Class A Common Stock Beneficially Owned After Offering (1)
New York Marine and General Insurance Company (2)	3,242,882	10.18	3,242,882	—	—
Canyon Value Realization Fund, L.P. (3)	2,798,000	8.78	2,798,000	—	—
Nomura Securities Co., Ltd. (4)	3,730,665	11.71	2,595,903	1,134,762	3.57
Blue Ridge Investments, L.L.C. (5)	2,798,000	8.78	1,894,467	903,533	2.84
Gotham Insurance Co. (6)	1,411,591	4.43	1,411,591	—	—
Mariner Partners Inc. (7)	3,002,983	9.43	1,331,526	1,671,457	5.25
Carlyle Multi-Strategy Master Fund Liquidating Trust (8)	1,865,334	5.86	1,193,028	672,306	2.11
AMF-TRI Finance, LLC (9)	1,462,997	4.55	1,122,002	340,995	1.07
South West Marine & General Insurance Co. (10)	941,527	2.96	941,527	—	—
Bear Strategic Investments Corp. (11)	932,666	2.93	932,666	—	—
UBS Securities LLC (12)	932,666	2.93	932,666	—	—
BMO Nesbitt Burns ITF North Pole Investments Cayman (13)	671,520	2.11	671,520	—	—
William H. Pitt Foundation Inc. (14)	624,186	1.96	624,186	—	—
Hildene Opportunities Master Fund II, Ltd. (15)	792,850	2.49	386,435	406,415	1.28
IFMI, LLC (16)	310,950	*	310,950	—	—
Mark Willis Blackman	401,417	1.26	88,929	312,488	*
John McCormick (17)	222,439	*	78,160	144,279	*
Simses & Associates PA Defined Benefit Plan (14)	66,083	*	66,083	—	—
Kahala Capital Advisors, LLC (18)	63,738	*	63,738	—	—
DAVCO Mgmt LLC, E D David, manager (19)	132,122	*	49,821	82,301	*
Bay Pond Partners, L.P. (20)	334,062	1.05	41,391	292,671	*
Keith Lombardo (21)	66,827	*	40,319	26,508	*
Ho K. Kim (22)	126,623	*	25,887	100,736	*
Julia Wyatt (23)	101,768	*	21,453	80,315	*
Mark Black (24)	57,592	*	20,266	37,326	*
Raza Mujtaba (25)	45,487	*	20,266	25,221	*
Geoffrey N. Kauffman (26)	618,235	1.93	20,266	597,969	1.87
Amit Bubna (27)	71,345	*	19,620	51,725	*
Vimal Shah (27)	55,111	*	19,620	35,491	*
Jing Wang (28)	49,902	*	18,727	31,175	*
Willi Fenske TR UA 07/18/06 Willi Fenske Trust (29)	46,241	*	17,437	28,804	*
Stemple Family LTD, A Partnership, Harry L Stemple (30)	36,996	*	13,951	23,045	*
Andrew Hohns (31)	13,212	*	13,212	—	—

Paul Lichtman	11,494	*	11,494	—	—
Carol I. Straus	27,936	*	10,534	17,402	*
GST Trust FBO Ian Blackman (14)	80,148	*	9,376	70,772	*
GST Trust FBO Alexandra Blackman (14)	80,149	*	9,376	70,773	*
GST Trust FBO Laura Blackman (14)	80,149	*	9,376	70,773	*
Terri Magnani (32)	25,979	*	9,365	16,614	*
Geddes and Company (33)	9,326	*	9,326	—	—
Danny V. Cantwell, Deana M Cantwell JT Ten (34)	18,624	*	7,023	11,601	*
Thomas M. Stiles IRA (35)	18,499	*	6,975	11,524	*
John A Singleton SEP IRA (36)	18,499	*	6,975	11,524	*
The W. Scott Miller Trust, W. Scott Miller, ttee, Harriet S. Miller, ttee, UA DTD 7/17/97 (37)	18,499	*	6,975	11,524	*
William B Carper Jr Rev Trust, William B Carper, ttee (38)	18,499	*	6,975	11,524	*
E. Jen Baird Rev Trust (39)	18,499	*	6,975	11,524	*
Charles E. Frohman Trust (40)	18,494	*	6,973	11,521	*
Mary M. Hughes	18,494	*	6,973	11,521	*
Shirley Hatten Living Trust, Shirley Hatten, ttee (41)	18,494	*	6,973	11,521	*
Anup J. Gokli	18,494	*	6,973	11,521	*
GST Trust FBO Genna Blackman (14)	53,433	*	6,251	47,182	*
First Clearing LLC Cust A. Nicholas Terry Jr. IRA (42)	15,542	*	5,862	9,680	*
Garland T. Shackelford IRA (43)	13,537	*	5,104	8,433	*
John G Puryear – IRA (44)	11,305	*	4,264	7,041	*
Jacqueline C Puryear – IRA (45)	11,305	*	4,264	7,041	*
C B 401K Plan Trust, C D Bradshaw Jr, ttee (46)	9,418	*	3,551	5,867	*
The Mary M Bromwich Trust, William M Porter, ttee, UA DTD 9/26/1997 (47)	9,278	*	3,498	5,780	*
Anne S. McDonald	9,251	*	3,489	5,762	*
Douglas C. Cotter SEP IRA FBO Douglas A. Cotter (48)	9,251	*	3,489	5,762	*
David and Kaye Berry JTWROS (49)	9,251	*	3,489	5,762	*
Charlotte G. Carper	9,206	*	3,472	5,734	*
GST Trust FBO Christopher Blackman (14)	26,717	*	3,125	23,592	*
Bradley E. Smith (50)	75,177	*	2,683	72,494	*
Healthcare Decisions Inc. SEP IRA FBO Douglas A. Cotter (51)	4,667	*	1,760	2,907	*
John Christner	311	*	311	—	—
Helmuth W. Trieshman	699	*	263	436	*

* Less than 1%
Notes:

(1) In accordance with SEC rules, for each person the percentage is calculated based on 31,829,633 shares of Class A common stock outstanding plus the number of shares of Class A common stock that the person has a right to acquire upon redemption or exchange of TFP limited partnership units held by such person (including upon exercise of warrants or options held by that person). See "Description of Capital Stock - Common Stock." Shares of Class A common stock that may be issued in the future upon the redemption or exchange of TFP limited partnership units and options and warrants are not covered by this prospectus.

(2) Anthony Piszel, Chief Financial Officer of New York Marine and General Insurance Co., has sole voting and investment control over the shares.
(3) Joshua S. Friedman and Mitchell R. Julis have voting and investment control over these shares.
(4) Hideo Kitano has sole voting and investment control over the shares.
(5) Bank of America Corporation, a reporting company under the Exchange Act, is the ultimate parent company of Blue Ridge Investments, L.L.C., and shares beneficial ownership of the shares of capital stock of Tiptree held directly by the selling stockholder.

(6) Anthony Piszel, Chief Financial Officer of Gotham Insurance Co., has sole voting and investment control over the shares.
(7) An affiliate of Mariner Partners, Inc. provides administrative services to Tiptree pursuant to an Administrative Services Agreement. Beneficial ownership prior to and after the offering includes 1,187,468 shares and 419,700 shares issuable upon exercise of warrants distributable from TFPLP Holdings III LLC (“Holdings III”), in each case, issuable upon exercise of an option to acquire membership units of Holdings III.

(8) Carlyle Investment Management L.L.C. serves as the Investment advisor to the Trust. Carlyle Investment Management L.L.C. and Carlyle Multi-Strategy Master Fund Liquidating Trust have shared voting and investment control over the shares.

(9) AMF-TRI Finance LLC is wholly owned by its managing member, Asset Management Finance LLC, which is a wholly owned subsidiary of AMF Acquisition LLC, which in turn is wholly owned by Asset Management Finance Corporation. Asset Management Finance Corporation is governed by its Board of Directors and is an indirect wholly owned subsidiary of Credit Suisse Group AG. AMF-TRI Finance LLC holds a minority interest in Tricadia. The number of shares of Class A common stock beneficially owned prior to and after the offering includes 330,514 shares issuable upon exercise of warrants.

(10) Anthony Piszel, Chief Financial Officer of Southwest Marine and General Insurance Co., has sole voting and investment control over the shares.
(11) Andrew Wilson, John Horner and Brian Baker have shared voting and investment control over the shares. An affiliate of this stockholder has prime brokerage and bank account relationships with the Company.

(12) Vaibhav Kumar, Adam Hagfors, Sumeet Karnick, Dmitriy Kogan, Kyle Brennan, Brian Rigert, and other directors of UBS Securities LLC working in the Non-Core & Legacy group have shared voting and investment control over the shares.

(13) John Paul Sabourin as Chief Investment Officer of Polar Securities Inc. acts as Investment Advisor to North Pole Investments Cayman and has sole voting and investment power over the shares.
(14) Robert G. Simses has sole voting and investment control over the shares. Mr. Simses is a director of TFP.
(15) Brett Jefferson has sole voting and investment control over the shares.
(16) Lester Brafman is the Chief Executive of IFMI, LLC and has sole voting and investment control over the shares.
(17) Mr. McCormick is a limited partner of Tricadia and President and Chief Investment Officer of Telos Asset Management LLC, a subsidiary of Tiptree. The number of shares of Class A common stock beneficially owned prior to and after the offering includes 26,396 shares issuable upon exercise of warrants distributable from Holdings III.

(18) Bradley E. Smith has sole voting and investment control over the shares. Mr. Smith is a director of Tiptree.
(19) E. D. David is a manager of DAVCO Management LLC and has sole voting and investment control over the shares.
(20) Wellington Management Company, LLP (“Wellington”) is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts. Wellington is a broker-dealer or affiliate of a broker-dealer. Wellington and Bay Pond Partners, LP have shared voting and investment control over the shares.

(21) Limited partner of Tricadia. The number of shares of Class A common stock beneficially owned prior to and after the offering includes 13,618 shares issuable upon exercise of warrants distributable from Holdings III.

(22) Former limited partner of Tricadia. The number of shares of Class A common stock beneficially owned prior to and after the offering includes 8,744 shares issuable upon exercise of warrants distributable from Holdings III.

(23) Ms. Wyatt is the Chief Financial Officer of Tiptree and a limited partner of Tricadia. The number of shares of Class A common stock beneficially owned prior to and after the offering includes 18,727 shares and 6,323 shares issuable upon exercise of warrants distributable from Holdings III.

(24) Former limited partner of Tricadia. The number of shares of Class A common stock beneficially owned prior to and after the offering includes 6,844 shares issuable upon exercise of warrants distributable from Holdings III.

(25) Limited partner of Tricadia. The number of shares of Class A common stock beneficially owned prior to and after the offering includes 6,844 shares issuable upon exercise of warrants distributable from Holdings III.

(26) Mr. Kauffman is the President, Chief Executive Officer and Vice Chairman of Tiptree and a limited partner of Tricadia. The number of shares of Class A common stock beneficially owned prior to and after the offering includes 6,844 shares issuable upon exercise of warrants distributable from Holdings III.

(27) Limited partner of Tricadia. The number of shares of Class A common stock beneficially owned prior to and after the offering includes 6,626 shares issuable upon exercise of warrants distributable from Holdings III.

(28) Limited partner of Tricadia. The number of shares of Class A common stock beneficially owned prior to and after the offering includes 6,323 shares issuable upon exercise of warrants distributable from Holdings III.

(29) Nancy Newton Rogers has sole voting and investment control over the shares.
(30) Harry L. Stemple has sole voting and investment control over the shares.
(31) Mr. Hohns is an employee of Mariner.
(32) Limited partner of Tricadia. The number of shares of Class A common stock beneficially owned prior to and after the offering includes 3,162 shares issuable upon exercise of warrants distributable from Holdings III.

(33) C. Richard Childress and F. Michael Geddes have shared voting and investment control over the shares.
(34) Danny V. Cantwell and Deana M. Cantwell have shared voting and investment control over the shares.
(35) Thomas M. Stiles has sole voting and investment control over the shares.
(36) John A. Singleton has sole voting and investment control over the shares.
(37) W. Scott Miller has sole voting and investment control over the shares.

(38) William B. Carper Jr. has sole voting and investment control over the shares.
(39) E. Jen Baird has sole voting and investment control over the shares.
(40) Daniel C. Frohman has sole voting and investment control over the shares.
(41) Shirley A. Hatten has sole voting and investment control over the shares.
(42) A. Nicholas Terry has sole voting and investment control over the shares.
(43) Garland T. Shackelford has sole voting and investment control over the shares.
(44) John G. Puryear has sole voting and investment control over the shares.
(45) Jacqueline C. Puryear has sole voting and investment control over the shares.
(46) C. D. Bradshaw Jr. has sole voting and investment control over the shares.
(47) William M. Porter has sole voting and investment control over the shares.
(48) Douglas A. Cotter has sole voting and investment control over the shares.
(49) David L. Berry and Kaye S. Berry have shared voting and investment control over the shares.
(50) Mr. Smith is a director of Tiptree. Mr. Smith also has sole voting and investment control over the shares of Kahala Capital Advisors, LLC.
(51) Douglas A. Cotter has sole voting and investment control over the shares.
Material Relationships between the Company and the Selling Stockholders
John J. McCormick III, President & Chief Investment Officer of Telos Asset Management LLC, a subsidiary of Operating Company, is a limited partner of Tricadia.
Information about certain material relationships between us and the selling stockholders is included in the documents incorporated by reference herein, including the information set forth under the heading “Certain Relationships and Related Transactions” in Tiptree’s proxy statement for the 2014 annual meeting of stockholders filed with the SEC on May 2, 2014.

PLAN OF DISTRIBUTION
Shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their Shares by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	on the Nasdaq Capital Market or any other national securities exchange or quotation service on which the Shares may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in privately negotiated transactions;

•	in options transactions; and

•	by any other legally available means.
In addition, any Shares that qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold by the selling stockholders under Rule 144 rather than pursuant to this prospectus.
To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the Shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the Class A common stock in the course of hedging the positions they assume with a selling stockholder. The selling stockholders may also sell the Class A common stock short and redeliver the Shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of Shares offered by this prospectus, which Shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge Shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged Shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).
In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated prior to the sale. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the Shares of Class A common stock hereunder against certain liabilities, including liabilities arising under the Securities Act.
In offering the Shares covered by this prospectus to be sold by the selling stockholders, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, if applicable, the Shares must be sold in such jurisdictions only through registered or licensed brokers or dealers.
We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Shares in the market and to the activities of the selling stockholders and their respective affiliates.

At the time a particular offer of Shares is made by a selling stockholder, if required, a prospectus supplement will be distributed that will set forth the number of Shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or re-allowed or paid to any dealer, and the proposed selling price to the public.
Our Class A common stock is listed on the NASDAQ Capital Market under the symbol “TIPT.”
We will pay all expenses of the registration of the Shares of Class A common stock covered by this prospectus.

LEGAL MATTERS
The validity of the Shares of Class A common stock offered by this prospectus has been passed upon for us by Venable LLP, Baltimore, Maryland.

EXPERTS
The consolidated financial statements of Tiptree Financial Inc. and subsidiaries as of December 31, 2013 and 2012, and for each of the years in the two-year period ended December 31, 2013, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The SEC allows us to incorporate by reference information contained in documents we file with it, which means that we can disclose important information to you by referring you to those documents already on file with the SEC that contain that information. The information incorporated by reference is considered to be part of this prospectus. The following documents, which have been filed with the SEC pursuant to the Exchange Act, are incorporated by reference:

•	Current Report on Form 8-K filed by the Company on November 25, 2014;

•	Quarterly Report on Form 10-Q for the period ended September 30, 2014, filed by the Company with the SEC on November 12, 2014;

•	Current Report on Form 8-K filed by the Company with the SEC on November 5, 2014;

•	Current Report on Form 8-K filed by the Company with the SEC on October 29, 2014;

•	Current Report on Form 8-K filed by the Company with the SEC on October 3, 2014;

•	Current Report on Form 8-K filed by the Company with the SEC on September 15, 2014;

•	Current Report on Form 8-K filed by the Company with the SEC on September 4, 2014;

•	Quarterly Report on Form 10-Q for the period ended June 30, 2014, filed by the Company with the SEC on August 12, 2014;

•	Current Report on Form 8-K filed by the Company with the SEC on August 12, 2014;

•	Current Report on Form 8-K filed by the Company with the SEC on August 7, 2014;

•	Current Report on Form 8-K filed by the Company with the SEC on July 18, 2014;

•	Current Report on Form 8-K filed by the Company with the SEC on June 30, 2014;

•	Current Report on Form 8-K filed by the Company with the SEC on June 6, 2014;

•	Current Report on Form 8-K filed by the Company with the SEC on May 14, 2014;

•	Current Report on Form 8-K filed by the Company with the SEC on May 2, 2014;

•	Quarterly Report on Form 10-Q for the period ended March 31, 2014, filed by the Company with the SEC on May 14, 2014;

•	Proxy Statement on Schedule 14A in connection with the special meeting of stockholders held on June 5, 2014, filed with the SEC on May 2, 2014; and

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed by the Company with the SEC on March 18, 2014.

In addition, we also incorporate by reference all documents we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (a) after the initial filing date of the registration statement of which this prospectus is a part and before the effectiveness of the registration statement and (b) after the effectiveness of the registration statement and before the termination of the offering. The information contained in these future filings will automatically update and supersede the information contained in this prospectus or incorporated by reference to any previously filed document.
We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the information incorporated by reference herein but not delivered with this prospectus. You may request a copy of these filings, at no cost, by writing to us at Tiptree Financial Inc., 780 Third Avenue, 21st Floor, New York, New York 10017, Attn: Secretary, or by calling our corporate number at (212) 446-1400.
We file periodic reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

TIPTREE FINANCIAL INC.

21,222,007 shares of
Class A Common Stock

PROSPECTUS

November 26, 2014